James H. Gray PEng.

As the co-author of this Technical Report titled “Geology And Resource Potential Of The Copper Canyon Property”, I hereby make the following statements:

My name is James H Gray and I am a Principal of GR Technical Services Ltd. My office address is 2767 Evercreek Bluffs Way SW Calgary Alberta T2Y 4P6.

I fulfill the requirements of a Qualified Person as specified in National Instrument 43-101 of the Canadian Securities Administrators. I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person”.

I have received a degree in Mining Engineering - Bachelor of Applied Science from the University of British Columbia, Vancouver, 1975.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (11919) and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (M47177).

I am a member of the Canadian Institute of Mining and Metallurgy.

The Technical Report is based on a site visit, information provided by the Project Geologist, historical reports, and from information available from public files.

I have been practicing as a Professional Engineer for over 25 years with relevant experience for the Technical Report including:

1978 to 1989, mine site engineering, operations and management positions, costing, evaluating new mineral projects and development properties. This includes operations experience at Fording River Operations.

1989 to present, mine engineering consultant work on assessment and feasibility studies of numerous coal, base metal, industrial mineral, and precious metal deposits in Canada, United States, Mexico, Chile, Argentina, Peru, Turkey, Iran, and Australia.

I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 9th day of February 2005, in Vancouver British Columbia.

/s/ J.H. Gray
J.H. Gray PEng.